August 18, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your response letter dated August 16, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 1. Please tell us how you considered the fifth criteria in SAB Topic 13(A)(3)(a) in light of your obligation to perform installation services which we understand, based on prior discussions with you, represent approximately 10% of the total cost. In addition, tell us when the purchase price is payable by the buyer and whether there is any modification such that the purchase price is not payable until delivery is made to the final site. Please also quantify for us the amount of revenue recognized on a bill and hold basis at April 30, 2005, 2004 and 2003.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
August 12, 2005
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